SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on November 11, 2008, entitled "StatoilHydro forms strategic alliance with major US gas player ".

StatoilHydro forms strategic alliance with major US gas player

StatoilHydro (NYSE: STO, OSE: STL), the second largest natural gas supplier to Europe and Chesapeake Energy Corporation (NYSE: CHK), the largest US natural gas producer, today announced the signature of a strategic agreement to jointly explore unconventional gas opportunities worldwide.

Under these agreements StatoilHydro will initially acquire a 32.5% interest in Chesapeake’s Marcellus shale gas acreage covering 1.8 million net acres (7,300 square kilometres) in the Appalachia region of the northeastern USA. StatoilHydro’s share equals approximately 0.6 million net acres (2,400 square kilometres) of this leasehold.

StatoilHydro will pay a consideration of USD 1,250 million in cash and a further USD 2,125 million in the form of a 75% carry on drilling and completion of wells during the period 2009 to 2012. In order to earn this carry, Chesapeake is required to maintain a significant level of drilling activity.

The agreement will cover more than 32,000 leases in the states of Pennsylvania, West Virginia, New York and Ohio. Chesapeake plans to continue acquiring leases in the Marcellus shale play. StatoilHydro has the right to a 32.5% participation in any such additional leasehold.

With this transaction StatoilHydro has acquired future, recoverable equity resources in the order of 2.5-3.0 billion barrels of oil equivalent (boe). StatoilHydro’s equity production from the Marcellus shale gas play is expected to increase to at least 50,000 boepd in 2012 and at least 200,000 boepd after 2020. .

In the leaseholdings StatoilHydro will have the same 87% net revenue interest as Chesapeake. StatoilHydro expects a net positive cash flow from 2013.

Helge Lund, President and CEO of StatoilHydro, stated that:
“I am pleased that we today have made a strategically important move by joining forces with Chesapeake which is the leading US gas player. We are establishing a strong platform for further developing our gas value chain business and growing our position in unconventional gas worldwide. Furthermore, we are adding significant resources to our portfolio. The agreement we have entered into with Chesapeake provides us with a solid position in an attractive long-term resource base at competitive terms.”

Mr Lund added:
“This deal adds a major building block to the gas value chain position we have established in the US, the world’s largest and most liquid gas market. This is a significant step in strengthening our US gas position, building on our existing capacity rights for the Cove Point LNG terminal, our gas trading and marketing organisation and the gas producing assets in the US Gulf of Mexico.”

Chesapeake’s Chief Executive Officer, Aubrey K. McClendon, said:
“We are honoured to establish a business relationship with StatoilHydro and are excited about the mutually beneficial nature of our transaction with them. We believe this transaction creates substantial value for both companies and unique opportunities for international growth with one of the leading international oil and gas companies. Jointly we can export our world class unconventional gas technology for further long term growth.”

Both companies believe that the development programme could support the drilling of 13,500 to 17,000 horizontal wells over the next 20 years with a continuous programme using up to 50 drilling rigs. The expected cost for each well is estimated at approximately USD 3.5 million with an ultimate recovery of approximately 560,000 boe per well.

The transaction is expected to close by year end.

There will be a press conference today at 10:00 am CET in StatoilHydro’s offices at Vækerø in Oslo. In addition there will be a conference call with EVP Peter Mellbye and CFO Eldar Sætre at 14:00 CET (08:00 EST). For participation in the conference call please call:

+44 (0)20 7806 1955 International

0800 028 1277 UK Freephone

1888 935 4577 US Freephone

Confirmation code: 5721494

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: November 11, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer